UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2008

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Mira Rosenzweig —————————————— Mira Rosenzweig Chief Financial Officer

Dated: December 2, 2008

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Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

December 2, 2008

RAYTEX AND CAMTEK ANNOUNCE COOPERATION AGREEMENT

Developing new tool for comprehensive wafer macro inspection

TOKYO, Japan and MIGDAL HA’EMEK, Israel, December 2, 2008 – Raytex Corporation (Tokyo Stock Exchange 6672), and Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) jointly announced today that the two Companies have reached an agreement to collaborate in the development, production and marketing of a system for automated optical inspection of semiconductor wafers along their production flow. The new system will merge Raytex’ leading wafer edge and backside metrology and inspection capabilities with Camtek’s proven surface inspection technologies. The integrated system will deliver comprehensive inspection for the complete wafer in a stand-alone, high productivity tool, for the most advanced wafer fabrication facilities.

The Companies expect to begin deliveries of the new system in the second half of 2009.

Mr. Jun Takamura, Raytex’ President and CEO, commented, “This strategic alliance with Camtek will build on the synergy between the two Companies and enable us to offer a better macro inspection tool to our front-end customers. We are looking forward to working with Camtek and combine our respective strengths for the benefit of our customers”.

“Raytex is a leading supplier of high performance edge and backside metrology and inspection systems” said Rafi Amit, Camtek’s CEO. “We are very proud and excited to enter into this cooperation. Engineering teams from both companies will begin working together in the next few weeks to create a seamless integration of respective technologies.”

ABOUT RAYTEX CORP.
Established in 1986, RAYTEX is known as leading wafer edge inspection company. RAYTEX develops automated semiconductor inspection and metrology tools for wafer edge, backside and surface. Its headquarters is located in Tokyo, Japan and RAYTEX has offices in Fukushima, Fukuoka in Japan and Korea, Taiwan and France overseas in addition to a subsidiary in Raytex USA in Portland, OR. Further information at www.raytex.com

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

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This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CAMTEK'S CONTACT
Mira Rosenzweig, CFO
Tel: +972-4-604-8308
Fax: +972-4-604-8300
Mobile: +972-54-905-0703
mirar@camtek.co.il

RAYTEX CONTACT:
Kazuhide Inoue, CFO
Tel: +81-42-338-2844
Fax: +81-42-338-2853

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